EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Nine Months Ended September 30, 2004

Net income from continuing operations, less preferred dividends	$94,411
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(8,940)
Recurring principal amortization	5,668
Minority interest in earnings of common unitholders	9,970
Interest expense (excludes amortization of deferred financing fees)	96,389
Earnings before debt service	$197,498

Interest expense (excludes amortization of deferred financing fees)	$96,389
Recurring principal amortization	5,668
Total debt service	$102,057

Ratio of earnings to debt service	$1.94